UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2018
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE 401(k) STOCK PURCHASE PLAN
FOR EMPLOYEES OF CULLEN/FROST
BANKERS, INC. AND ITS AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CULLEN/FROST BANKERS, INC.
100 W. Houston Street
San Antonio, TX 78205
Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Financial Statements
and Supplemental Schedule
As of December 31, 2018 and 2017 and for the year ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 2018 and 2017 (the Plan), and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1986.
San Antonio, TX
June 21, 2019

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statements of Net Assets Available for Benefits
(Dollars in thousands)

	December 31,
	2018	2017
Assets
Participant-directed investments, at fair value	$512,005	$660,069
Receivables:
Due from brokers	249,449	—
Notes receivable from participants	14,498	14,214
Transfer receivable from the Cullen/Frost Profit Sharing Plan	12,090	—
Employer contributions	935	891
Participant contributions	650	615
Net assets available for benefits	$789,627	$675,789
See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018
(Dollars in thousands)

Additions:
Interest income on notes receivable from participants	$602
Dividend income on investments	28,841
Contributions:
Employer - cash	15,000
Participant	21,033
Participant roll-overs	1,819
Transfer of assets from the Cullen/Frost Profit Sharing Plan	164,189
Total additions	231,484
Deductions:
Benefits paid to participants	61,739
Net depreciation in fair value of investments	55,574
Administrative fees	333
Total deductions	117,646
Net change	113,838
Net assets available for benefits:
Beginning of year	675,789
End of year	$789,627
See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements
December 31, 2018 and 2017
(Table amounts in thousands)
1. Significant Accounting Policies
Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the 401(k) Plan) are maintained on the accrual basis of accounting.
Investments. The 401(k) Plan’s investments are composed of common stock of Cullen/Frost Bankers, Inc. (CFBI) and mutual funds. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Changes in fair value and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments.
Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
Notes Receivable from Participants. Notes receivable from participants are reported at the unpaid principal balance plus accrued interest on the loan. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the 401(k) Plan administrator (CFBI) deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses. Certain administrative expenses of the 401(k) Plan are paid by CFBI.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
2. Merger of Employee Benefit Plans and Change in Record-Keeper
On December 31, 2018, the Cullen/Frost Profit Sharing Plan (Profit Sharing Plan) was merged with and into the 401(k) Plan. See Note 9 - Subsequent Events. On December 31, 2018, Profit Sharing Plan assets totaling $164.2 million were transferred into the 401(k) Plan and are included in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018. In addition, on December 31, 2018, Fidelity Employer Services Company replaced Massachusetts Mutual Life Insurance Company as the 401(k) Plan's record-keeper. In connection with this merger and the change in record-keeper, certain investments held in the 401(k) Plan and the Profit Sharing Plan totaling $249.4 million were sold on December 31, 2018 and are reported as due from brokers in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2018. These funds were subsequently received on January 2, 2019 and were invested in various investments offered under the 401(k) Plan.
3. Description of the 401(k) Plan
The following is a general description of the 401(k) Plan. Participants should refer to the online summary of the 401(k) Plan for a more complete description of the Plan’s provisions.
General. The 401(k) Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and covers full-time employees who complete 90 consecutive days of service and part-time employees who complete 90 consecutive days of service and are scheduled to work more than 1,000 hours in a year. The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.
Contributions and Investment Options. Participants may contribute an amount not less than 2% and not exceeding 50% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts into various investment options offered by the 401(k) Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must contribute to the 401(k) Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant’s contributions up to 6% of each participant’s annual compensation. The match is initially invested in the common stock of CFBI. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after the CFBI common stock contributions are allocated to the participant’s account.
Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (i) CFBI’s contributions and (ii) 401(k) Plan earnings and charged with applicable expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting. Participants are immediately vested in all contributions (both those made by the participant and by CFBI) plus actual earnings thereon.
Participant Loans and Withdrawals. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (IRS) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.
Payment of Benefits. In the event of termination of employment, disability, retirement or death, the participant’s account will be distributed to the participant or the participant’s beneficiary, in the event of death, according to 401(k) Plan terms. The payment shall equal the amount of the participant’s vested account in the Plan.
Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the 401(k) Plan to discontinue its contributions at any time and to terminate the 401(k) Plan subject to the provisions of ERISA.
4. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits as reported in the accompanying financial statements to net assets as reported in the 401(k) Plan’s Form 5500 as of December 31, 2018 and 2017:

	December 31,
	2018	2017
Net assets available for benefits	$789,627	$675,789
Less: Contributions receivable
Transfer receivable from Profit Sharing Plan	(12,090)	—
Employer	(935)	(891)
Participant	(650)	(615)
Net assets as reported on Form 5500	$775,952	$674,283
The following is a reconciliation of net increase in net assets available for benefits as reported in the accompanying financial statements to net income as reported in the 401(k) Plan’s annual report Form 5500 for the year ended December 31, 2018:

Net increase in net assets available for benefits	$113,838
Less: Contributions receivable as of December 31, 2018
Employer	(935)
Participant	(650)
Plus: Contributions receivable as of December 31, 2017
Employer	891
Participant	615
Less: Transfer of assets from the Profit Sharing Plan on December 31, 2018	(164,189)
Net loss as reported on Form 5500	$(50,430)
The following is a reconciliation of the transfer of assets from the Profit Sharing Plan to the 401(k) Plan as reported in the accompanying financial statements to the amount reported in the 401(k) Plan’s annual report Form 5500 for the year ended December 31, 2018:

Transfer of assets from the Profit Sharing Plan on December 31, 2018	$164,189
Less: Employer contribution receivable transferred from Profit Sharing Plan	(12,090)
Transfer in of assets as reported on Form 5500	$152,099

5. Income Tax Status
The 401(k) Plan has received a determination letter from the IRS dated June 27, 2014, stating that the 401(k) Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS the 401(k) Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The 401(k) Plan administrator believes the 401(k) Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the 401(k) Plan, as amended and restated, is qualified and related trust is tax-exempt.
U.S. generally accepted accounting principles require 401(k) Plan management to evaluate uncertain tax positions taken by the 401(k) Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The 401(k) Plan administrator has analyzed the tax positions taken by the 401(k) Plan and has concluded that, as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The 401(k) Plan has recognized no interest or penalties related to uncertain tax positions. The 401(k) Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Party-In-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the 401(k) Plan, any party rendering services to the 401(k) Plan, the employer, and certain others. Accordingly, transactions conducted by the trustee, Frost Bank; sub-custodian, Reliance Trust Company; the record-keepers, Massachusetts Mutual Life Insurance Company and Fidelity Employer Services Company; and CFBI and its Affiliates, qualify as party-in-interest transactions. As previously noted, on December 31, 2018 Fidelity Employer Services Company replaced Massachusetts Mutual Life Insurance Company as the 401(k) Plan's record-keeper.
401(k) Plan assets are held and managed by the sub-custodian and the record-keeper. The sub-custodian invests cash received, interest and dividend income as directed by the participants of the 401(k) Plan. The record-keeper also makes distributions to participants.
Certain administrative functions are performed by employees of CFBI or its Affiliates; however, no such employees receive compensation from the 401(k) Plan. Certain other administrative expenses are paid directly by CFBI.
7. Risks and Uncertainties
The 401(k) Plan provides for various investments in common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits and in participant account balances.
8. Fair Value Measurements
The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. Accounting Standards Codification (ASC) Topic 820 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy includes (i) Level 1 inputs that are unadjusted quoted prices in active markets for identical assets or liabilities, (ii) Level 2 inputs that are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly and (iii) Level 3 inputs that are unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.
All investments held by the 401(k) Plan during the reported periods, as summarized in the table below, are considered Level 1 investments under the fair value hierarchy as fair value is based on quoted prices in active markets.

	December 31,
	2018	2017
Common stock	$253,658	$275,429
Mutual funds	258,347	384,640
Total investments	$512,005	$660,069

9. Subsequent Events
As indicated in Note 2 - Merger of Employee Benefit Plans and Change in Record-keeper, the Profit Sharing Plan was merged into the 401(k) Plan effective December 31, 2018 (the Merged Plan). The Merged Plan maintains the existing characteristics of both the 401(k) Plan and the Profit Sharing Plan. The Profit Sharing Plan incorporates certain profit sharing contribution provisions. The Profit Sharing Plan contributions are discretionary and include (i) the variable base contribution and (ii) the age-related contribution.
The variable base contribution is made at the sole discretion of the board of directors of each CFBI affiliated company that has designated a variable base contribution for the Plan year. The variable base contribution is allocated to all eligible participants based on a uniform percentage of their eligible compensation.
The age-related contribution is made at the sole discretion of the board of directors of each CFBI affiliated company that has designated an age-related contribution for the Plan year. The age-related contribution can only be made if a variable base contribution is made during the Plan year. The age-related contribution is determined as a percentage of each participant’s compensation based on age. Eligible participants who have attained the age of 30, but are less than age 40 receive an age-related contribution of 1%, while those who have attained the age of 40, but are less than age 50 receive an age-related contribution of 2% and those who have attained the age of 50 or more receive an age-related contribution of 3%.
The Profit Sharing Plan had an employer contributions receivable totaling $12.1 million on December 31, 2018. This amount was comprised of a variable base contribution receivable of $6.0 million and an age related contribution receivable of $6.1 million. These contributions are reported as a Transfer receivable from the Cullen/Frost Profit Sharing Plan in the accompanying 401(k) Plan's Statement of Net Assets Available for Benefits as of December 31, 2018 as the assets of the Profit Sharing Plan were transferred to the 401(k) Plan on that date. These funds were subsequently received on March 13, 2019 and were invested in various mutual funds offered under the 401(k) Plan.
On January 1, 2019, the Merged Plan was amended to, among other things, include changes to certain plan provisions regarding minimum service period and automatic enrollment. The amendments reduced the required participant service period for non-profit sharing contributions from 90 days to 30 days. Profit sharing contributions will continue to require one year of service. The amendments further provide that each employee, upon satisfying the applicable service requirements, will be automatically enrolled to have a specified portion of their compensation (currently 6%) contributed to the Plan on their behalf. Employees may change or suspend this contribution election at any time.

Supplemental Schedule

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
EIN: 74-1751768 Plan No.: 003

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2018
(Dollar and share amounts in thousands)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
Common Stock
*Cullen/Frost Bankers, Inc.	2,884	shares	$253,658
Mutual Funds
American Funds AMCAP	1,284	shares	36,243
American Funds American Balanced	1,670	shares	41,601
Invesco Real Estate Fund	402	shares	7,542
John Hancock Disciplined Value Mid Cap Fund	1,166	shares	20,434
MFS Value Fund	746	shares	26,351
PIMCO Real Return Fund	506	shares	5,346
T Rowe Price Mid Cap Growth Fund	383	shares	29,246
Victory Sycamore Small Company Opportunity Fund	182	shares	6,897
*Frost Growth Equity Fund	3,063	shares	34,455
*Frost Low Duration Bond Fund	1,262	shares	12,863
*Frost Total Return Bond Fund	3,664	shares	37,369
			258,347
Total Investments			$512,005

*Participant Loans	Interest rates ranging from 3.25% to 8.75%; varying maturity dates		$14,498

*Denotes party-in-interest

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates

Date:	June 21, 2019	By:	/s/ Annette Alonzo
Plan Administrator, Plan Chief Executive Officer and Plan Chief Financial Officer (Duly Authorized Officer)

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification